_80 3/22/04_

_A/84_
_3/84_



SECURITIE **04016461** SION
Washington, D.C. 20549

OMB APPROVAL
| OMB Number: 3235-0123 |
| Expires: October 31, 2004 |
| Estimated average burden |
| hours per response . . . 12.00 |

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49343

RECEIVED
MAR - 1 2004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___
          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

B-Trade Services, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 Broadway
(No. and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher M. Springer   **212-468-7560**
                                          (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – of individual, state last, first, middle name)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
   X Certified Public Accountant
   ☐ Public Accountant
   ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

_P5_
_3/29_

_C 1410 (06-02)   Potential persons who are to respond to the collection of information contained
in this form are not required to respond unless the form displays
a currently valid OMB control number.

₁ATH OR AFFIRMATION

₁e, Gregory M. Brennan and Christopher M. Springer, affirm that, to the best of our knowledge and belief the accompanying nancial statements and supporting schedules pertaining to the firm of B-Trade Services LLC, as of December 31, 2003, are ᵤe and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any ᵣoprietary interest in any account classified soley as that of a customer.

_____
Gregory M. Brennan, President & Chief Executive Officer

_____
Christopher M. Springer, Chief Financial Officer

_____
Notary Public

PETRA F. BEGLEY
Notary Public, State of New York
No. 01BE6075251
Qualified in New York County
Commission Expires June 3, 2006

This report** contains (check all applicable boxes):

- ☒ (a)   Facing page.
- ☒ (b)   Statement of Financial Condition
- ☒ (c)   Statement of Operations.
- ☒ (d)   Statement of Cash Flows.
- ☒ (e)   Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f)   Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g)   Computation of Net Capital.
- ☒ (h)   Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I)   Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j)   A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k)   A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l)   An Oath or Affirmation.
- ☐ (m)   A copy of the SIPC Supplemental Report.
- ☐ (n)   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o)   Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p)   Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- ☒ (q)   Supplementary Report of Independent Auditors on Internal Control required by SEC Rule 17a-5

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STATEMENT OF FINANCIAL CONDITION

B-Trade Services LLC

December 31, 2003
with Report of Independent Auditors



B-Trade Services LLC

Statement of Financial Condition

December 31, 2003

Contents

 **ERNST & YOUNG**

■ Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

■ Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Member of
  B-Trade Services LLC

We have audited the accompanying statement of financial condition of B-Trade Services LLC (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of B-Trade Services LLC at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 4, 2004

B-Trade Services LLC

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$ 88,902,153
Cash and securities segregated in compliance with federal regulations	10,985,819
Receivable from brokers and dealers, net of allowance of $710,975	12,039,244
Fixed assets, at cost, less accumulated depreciation and amortization of $1,290,605	2,008,710
Other assets	12,858,592
Total assets	$ 126,794,518

Liabilities and Member's Equity

Liabilities:

Due to bank	$ 438,879
Payable to Tradebook (*Note 1*)	4,243,933
Taxes payable to Parent	14,724,065
Deferred soft dollar and commission recapture payable	13,442,813
Accrued compensation and other liabilities	20,799,016
Total liabilities	53,648,706
Member's equity	73,145,812
Total liabilities and member's equity	$ 126,794,518

The accompanying notes are an integral part of this statement of financial condition.

B-Trade Services LLC

Notes to Statement of Financial Condition

December 31, 2003

1. Organization and Description of Business

B-Trade Services LLC (the "Company") is a Delaware Limited Liability Company, which is registered with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company is a wholly-owned subsidiary of The Bank of New York (the "Parent"). The Company was formed as a limited purpose broker-dealer solely to provide trade execution and clearing services for Bloomberg Tradebook LLC ("Tradebook"), which offers a continuous trading system to institutions and broker-dealers (the "Participants") over the Bloomberg Network. In addition, other NASD broker-dealers may access certain Participant bids and offers pursuant to the SEC order handling rules. The Company shares commission revenue with Tradebook pursuant to a revenue sharing agreement.

2. Significant Accounting Policies

Deferred Soft Dollar and Commission Recapture Payable

When a customer's commission payments exceed its commitment, a liability is established for future research and research related services owed to that customer.

Fixed Assets

Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between three and seven years. Software costs are amortized on a straight-line basis over five years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or the improvement, whichever is shorter.

Software Costs

The Company capitalizes certain costs incurred in connection with developing or obtaining software for internal use. Qualifying software costs are capitalized and amortized over the estimated useful life of five years.

B-Trade Services LLC

Notes to Statement of Financial Condition (continued)

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers demand deposits and money market accounts to be cash and cash equivalents.

Cash and Securities Segregated in Compliance with Federal Regulations

Included in cash and securities segregated in compliance with federal regulations on the statement of financial condition are $10,985,819 of short-term treasury bills, which are recorded on a trade date basis at fair value.

Income Taxes

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent it is more likely than not that deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

Other Assets

Prepaid purchased research is included in other assets on the statement of financial condition. Prepaid purchased research represents amounts paid for the acquisition of research and research related services from independent originators and suppliers on behalf of the customer. Such receivables may not be evidenced by contractual obligations.

Stock Options

On January 1, 2003, The Bank of New York Company, Inc. ("BNY"), the parent company of the Parent, switched from the intrinsic value method of accounting for stock-based employee compensation under Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25"), to the fair value method of accounting under Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock Based Compensation", as amended by SFAS 148. BNY is using the prospective method permitted under SFAS 148, which requires that options granted after January 1, 2003 be expensed. In accordance with SFAS 123 and SFAS 148, options granted prior to January 1, 2003 will continue to be accounted for under APB 25.

4

2. Significant Accounting Policies (continued)

Stock Options (continued)

The Company's employees participate in BNY's stock option plans. The Company is utilizing the prospective method and began expensing stock options granted after January 1, 2003.

Restricted Stock

The Company's employees participate in BNY's restricted stock program. The Company amortizes the cost of the restricted stock granted to its employees over the vesting period.

For the year ended December 31, 2002, the Company recorded an accrual for the estimated full value of the 2003 restricted stock awards of $1,153,077, rather than recognizing the accrual over the vesting period beginning in the year the restricted stock was granted. Additionally, the required amortization relating to certain restricted stock awards granted in prior years was not recorded in the results of operations for those years. The total amortization not recorded in prior years is $1,273,659. The balance of member's equity at December 31, 2002 has been adjusted, net of taxes, by $69,166 as of January 1, 2003 to correct the Company's prior period accounting for restricted stock awards.

Use of Estimates

The preparation of the statement of financial condition, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Financial Instruments

Financial instruments recognized in the statement of financial condition approximate their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing generally on a daily basis.

B-Trade Services LLC

Notes to Statement of Financial Condition (continued)

3. Fixed Assets

At December 31, 2003, fixed assets were comprised of:

Computer hardware	$ 2,375,689
Software	696,546
Leasehold improvements	201,524
Furniture and equipment	25,556
	3,299,315
Less accumulated depreciation and amortization	(1,290,605)
Fixed assets, net	$ 2,008,710

4. Income Taxes

The Company is included in the consolidated federal and combined state and local tax returns filed by BNY. Income taxes are provided for pursuant to a tax sharing agreement between the Parent and BNY. The Company is included under this tax sharing agreement. Income tax benefits are recognized to the extent such benefits can be realized by BNY in its consolidated returns.

The deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has a deferred tax liability of $184,821 and a deferred tax asset of $624,805, which are included in taxes payable to Parent and other assets, respectively, in the statement of financial condition. The deferred tax asset is attributable to bad debt-related expenses and deferred compensation. The deferred tax liability is attributable to depreciation.

5. Related Party Transactions

The Company has entered into a fully disclosed clearing agreement with BNY Brokerage, Inc. ("BNYB"), an affiliate, for the carrying of institutional customer accounts and clearance of broker transactions.

Included in receivables from brokers and dealers on the statement of financial condition is $1,734,784 due from BNYB for commissions on unsettled trades.

B-Trade Services LLC

Notes to Statement of Financial Condition (continued)

5. Related Party Transactions (continued)

BNYB and the Parent provide certain management, administrative and technical services to the Company on a regular basis. In addition, the Company subleases office space from BNYB.

The Company provides credit services to affiliates.

The Company executes trades for Westminster Research Associates ("WRA"), an affiliate, pursuant to the terms contained in a fully disclosed clearing agreement. WRA is paid a fee for each trade executed as part of the Company's multi-broker payment platform.

Included in accrued compensation and other liabilities on the statement of financial condition is a payable of $1,714,656 to the Parent related to employee benefits that the Parent paid on behalf of the Company.

6. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). The Company computes net capital under the alternative method, which requires the maintenance of net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debits arising from customer transactions, as defined. At December 31, 2003, the Company had net capital of $58,673,247 and its net capital requirement was $250,000.

7. Retirement Savings Plans

All employees of the Company are eligible to participate in a retirement savings plan sponsored by BNYB, which has two components, a defined contribution profit sharing plan and a 401(k) match program. The Company is required to make annual contributions to the plan on behalf of its employees.

8. Off Balance Sheet Risks

Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), provides accounting and disclosure requirements for certain guarantees.

Notes to Statement of Financial Condition (continued)

8. Off Balance Sheet Risks (continued)

In the normal course of business, the Company's business activities involve the execution of securities transactions for institutional customers and other broker-dealers, which are cleared and settled by BNYB. Securities transactions are subject to the credit risk of counterparties or customer non-performance. Pursuant to the clearing agreement, the Company is required to reimburse BNYB without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to BNYB for the customer accounts at December 31, 2003.

9. Subsequent Event

On January 30, 2004, the Parent made an equity withdrawal of $5,000,000.